Mail Stop 4561
via fax (646) 525-3296

September 17, 2008

P. Howard Edelstein
President, Chief Executive Officer and Director
Nyfix, Inc.
100 Wall Street
New York, New York 10005

  Re: **Nyfix, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2007
    Filed March 17, 2008
    Form 10-Q for the Quarter Ended June 30, 2008
    Filed August 11, 2008
    File No. 001-02292

Dear Mr. Edelstein:

  We have reviewed your response letter dated September 11, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 27, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 16. Segment Information, page 91

1. We note your response to our prior comment 2 where you indicate that as a result of discontinuing the Fusion OMS products, the "allocation" of shared costs to the OMS Division during 2008 has been reduced by 65% on an annualized basis. We also note your disclosures on page 16 of the Company's June 30, 2008 Form 10-Q

where you indicate that costs in the Transaction Division increased due to reduced allocations to the OMS Division following the decision to discontinue the Fusion OMS product. It appears from these statements that the costs, which were previously included in your OMS Division, have shifted to your other segments. On page 38 of the Form 10-K, however, the Company states that you do not expect the discontinuation of the Fusion OMS business to have a material impact on your operating results once the transition is complete, since you expect to reduce the operating costs. It is not clear whether the Company anticipates significant costs savings from discontinuing this product line or whether the costs will be absorbed into your other segments. Please clarify. In addition, tell us how you considered including a discussion in the Overview section of MD&A with regards to the impact the discontinuation of your OMS product line will have on your business. In this regard, please quantify the expected effects of these and other known, material trends, events and uncertainties on your future results to the extent possible. We refer you to Section III.B.3 of SEC Release No. 33-8350 for additional guidance.

2.   In addition, it appears from the disclosures in the recent Form 10-Q that the Company has substantially completed the migration of clients off the Fusion OMS system and do not expect to incur any additional costs related to this product going forward. To the extent that you experienced any costs savings (or to the extent that you experience such savings in the future) please revise your disclosures in MD&A to include a discussion of the cost savings attributable to the discontinuation of this product line.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or the undersigned at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief